Exhibit 99.1

Li Auto Inc. Announces Unaudited Second Quarter 2021 Financial Results

Quarterly total revenues reached RMB5.04 billion (US$780.4 million)1

Quarterly deliveries reached 17,575 vehicles

Quarterly gross margin reached 18.9%

BEIJING, China, August 30, 2021 — Li Auto Inc. ("Li Auto" or the "Company") (Nasdaq: LI; HKEX: 2015), an innovator in China’s new energy vehicle market, today announced its unaudited financial results for the quarter ended June 30, 2021.

Operating Highlights for the Second Quarter of 2021

•	Deliveries of Li ONEs were 17,575 vehicles in the second quarter of 2021, representing a 166.1% year-over-year increase.

	2020 Q2	2020 Q3	2020 Q4	2021 Q1	2021 Q2
Deliveries	6,604	8,660	14,464	12,579	17,575

•	As of June 30, 2021, the Company had 97 retail stores covering 64 cities and 167 servicing centers and Li Auto-authorized body and paint shops operating in 127 cities.

Financial Highlights for the Second Quarter of 2021

•	Vehicle sales were RMB4.90 billion (US$759.4 million) in the second quarter of 2021, representing an increase of 41.6% from RMB3.46 billion in the first quarter of 2021.

•	Vehicle margin[2] was 18.7% in the second quarter of 2021, compared with 16.9% in the first quarter of 2021.

•	Total revenues were RMB5.04 billion (US$780.4 million) in the second quarter of 2021, representing an increase of 40.9% from RMB3.58 billion in the first quarter of 2021.

•	Gross profit was RMB952.8 million (US$147.6 million) in the second quarter of 2021, representing an increase of 54.5% from RMB616.7 million in the first quarter of 2021.

•	Gross margin was 18.9% in the second quarter of 2021, compared with 17.3% in the first quarter of 2021.

1 All translations from Renminbi(“RMB”) to U.S. dollar(“US$”) are made at a rate of RMB 6.4566 to US$1.00, the noon buying rate in effect on June 30, 2021 as set forth in the H.10 statistical release of the Federal Reserve Board.

2 Vehicle margin is the margin of vehicle sales, which is calculated based on revenues and cost of sales derived from vehicle sales only.

•	Loss from operations was RMB535.9 million (US$83.0 million) in the second quarter of 2021, representing an increase of 31.4% from RMB407.7 million in the first quarter of 2021. Non-GAAP loss from operations[3] was RMB365.5 million (US$56.6 million) in the second quarter of 2021, representing an increase of 62.6% from RMB224.8 million in the first quarter of 2021.

•	Net loss was RMB235.5 million (US$36.5 million) in the second quarter of 2021, representing a decrease of 34.6% from RMB360.0 million net loss in the first quarter of 2021. Non-GAAP net loss[3] was RMB65.1 million (US$10.1 million) in the second quarter of 2021, compared with RMB177.0 million net loss in the first quarter of 2021.

•	Operating cash flow was RMB1,407.6 million (US$218.0 million) in the second quarter of 2021, representing an increase of 52.0% from RMB926.3 million in the first quarter of 2021.

•	Free cash flow[4] was RMB982.1 million (US$152.1 million) in the second quarter of 2021, representing an increase of 72.2% from RMB570.2 million in the first quarter of 2021.

3 The Company’s Non-GAAP financial measures exclude share-based compensation expenses, changes in fair value of warrants and derivative liabilities, accretion on convertible redeemable preferred shares to redemption value, and the effect of exchange rate changes on convertible redeemable preferred shares. See “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

4 Free cash flow represents operating cash flow less capital expenditures.

Key Financial Results

(in millions, except for percentages)

	For the Three Months Ended			% Change[5]
	June 30, 2020	March 31, 2021	June 30, 2021	YoY	QoQ
	RMB	RMB	RMB
Vehicle sales	1,919.2	3,463.7	4,903.3	155.5%	41.6%
Vehicle margin	13.7%	16.9%	18.7%	5.0%	1.8%

Total revenues	1,947.2	3,575.2	5,039.0	158.8%	40.9%
Gross profit	259.7	616.7	952.8	266.9%	54.5%
Gross margin	13.3%	17.3%	18.9%	5.6%	1.6%

Loss from operations	(176.3)	(407.7)	(535.9)	204.0%	31.4%
Non-GAAP loss from operations	(176.3)	(224.8)	(365.5)	107.3%	62.6%

Net loss	(75.2)	(360.0)	(235.5)	213.2%	(34.6)%
Non-GAAP net loss	(159.2)	(177.0)	(65.1)	(59.1)%	(63.2)%

Operating cash flow	451.7	926.3	1,407.6	211.6%	52.0%
Free cash flow	300.8	570.2	982.1	226.5%	72.2%

Recent Developments

Deliveries Update

•	In July 2021, the Company delivered 8,589 Li ONEs, representing a 251.3% increase from July 2020. As of July 31, 2021, the Company had 109 retail stores covering 67 cities, in addition to 176 servicing centers and Li Auto-authorized body and paint shops operating in 134 cities.

Hong Kong Dual Primary Listing

•	On August 12, 2021, the Company successfully completed its global offering (the “Global Offering”) and dual primary listing of Class A ordinary shares on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) under the stock code "2015." The net proceeds from the Global Offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company, were HK$11.6 billion (US$1.5 billion), assuming no exercise of the option to purchase additional Class A ordinary shares.

•	The Company plans to use the net proceeds from the Global Offering for research and development of HPC BEV technologies, platforms, and future models, intelligent vehicle and autonomous driving technologies, and future EREV models; expansion of production capacity, retail stores, delivery and servicing centers, roll-out of HPC network, and marketing and promotion; and working capital and other general corporate purposes.

Collaboration in New Production Base

•	In July 2021, the Company signed a memorandum of understanding with a local company for collaboration in a reconstruction and expansion project of an automobile manufacturing plant in Shunyi District, Beijing, China.

Investment Agreement

•	On August 27, 2021, the Company signed an investment agreement with a wholly-owned subsidiary of Xinchen China Power Holdings Limited relating to the formation of a company to be held in the majority by the Company in Mianyang, Sichuan Province, China, to develop and manufacture a next generation range extension system for the Company.

5 Except for vehicle margin and gross margin, where absolute changes instead of percentage changes are presented.

CEO and CFO Comments

Mr. Xiang Li, founder, chairman, and chief executive officer of Li Auto, commented, "Our remarkable second quarter results reflect the undeniable strength and appeal of our Li ONE. The 2021 Li ONE received rave reviews and strong endorsement from users, contributing to our second quarter deliveries of 17,575 vehicles and July deliveries of 8,589 vehicles, resulting in cumulative deliveries of over 70,000 vehicles. We are also excited to share that Li ONE topped sales charts in the large SUV and new energy SUV categories in July, making us a leading domestic NEV manufacturer in China."

"We have achieved outstanding performance in the second quarter, with total revenues hitting a record high of RMB5.04 billion, up 158.8% from the same period last year and an increase of 40.9% from RMB3.58 billion of last quarter, mainly driven by higher deliveries. Our vehicle margin reached 18.7% this quarter, up 5.0 percentage points year over year, and gross margin stood at 18.9%, demonstrating our consistently effective cost management approach," added Mr. Tie Li, Li Auto’s chief financial officer. "With the completion of our global offering and dual primary listing, we successfully raised over US$1.5 billion in net proceeds, positioning us well for future growth. We expect our enhanced product lineup and increased deliveries following production ramp-up to help us continue to deliver strong results."

Financial Results for the Second Quarter of 2021

Revenues

•	Total revenues were RMB5.04 billion (US$780.4 million) in the second quarter of 2021, representing an increase of 40.9% from RMB3.58 billion in the first quarter of 2021.

•	Vehicle sales were RMB4.90 billion (US$759.4 million) in the second quarter of 2021, representing an increase of 41.6% from RMB3.46 billion in the first quarter of 2021. The increase in revenue from vehicle sales from the first quarter of 2021 was mainly attributable to the increase in delivery of the 2021 Li ONE since its release on May 25, 2021.

•	Other sales and services were RMB135.7 million (US$21.0 million) in the second quarter of 2021, representing an increase of 21.7% from RMB111.5 million in the first quarter of 2021. The increase in revenue from other sales and services over the first quarter of 2021 was mainly attributable to increased sales of charging stalls, accessories and services in line with higher accumulated vehicle sales.

Cost of Sales and Gross Margin

•	Cost of sales was RMB4.09 billion (US$632.9 million) in the second quarter of 2021, representing an increase of 38.2% from RMB2.96 billion in the first quarter of 2021.

•	Gross profit was RMB952.8 million (US$147.6 million) in the second quarter of 2021, representing an increase of 54.5% from RMB616.7 million in the first quarter of 2021.

•	Vehicle margin was 18.7% in the second quarter of 2021, compared with 16.9% in the first quarter of 2021. The increase in vehicle margin from the first quarter of 2021 was primarily driven by higher average selling price in the second quarter of 2021 due to our launch of the 2021 Li ONE in late May.

•	Gross margin was 18.9% in the second quarter of 2021, compared with 17.3% in the first quarter of 2021, mainly driven by the increase of vehicle margin.

Operating Expenses

•	Operating expenses were RMB1.49 billion (US$230.6 million) in the second quarter of 2021, representing an increase of 45.3% from RMB1.02 billion in the first quarter of 2021.

•	Research and development expenses were RMB653.4 million (US$101.2 million) in the second quarter of 2021, representing an increase of 27.0% from RMB514.5 million in the first quarter of 2021. Non-GAAP research and development expenses3 were RMB543.7 million (US$84.2 million) in the second quarter of 2021, representing an increase of 36.6% from RMB397.9 million in the first quarter of 2021. The increase in research and development expenses over the first quarter of 2021 was primarily attributable to increased headcount and increased research and development activities for the Company’s next vehicle models.

•	Selling, general and administrative expenses were RMB835.3 million (US$129.4 million) in the second quarter of 2021, representing an increase of 63.8% from RMB509.9 million in the first quarter of 2021. Non-GAAP selling, general and administrative expenses3 were RMB780.9 million (US$120.9 million) in the second quarter of 2021, representing an increase of 73.6% from RMB449.8 million in the first quarter of 2021. The increase in selling, general and administrative expenses over the first quarter of 2021 was primarily driven by increased marketing and promotional activities, as well as increased headcount and rental expense with the expansion of the Company’s distribution network.

Loss from Operations

•	Loss from operations was RMB535.9 million (US$83.0 million) in the second quarter of 2021, representing an increase of 31.4% from RMB407.7 million in the first quarter of 2021. Non-GAAP loss from operations was RMB365.5 million (US$56.6 million) in the second quarter of 2021, representing an increase of 62.6% from RMB224.8 million in the first quarter of 2021.

Net Loss and Loss Per Share

•	Net loss was RMB235.5 million (US$36.5 million) in the second quarter of 2021, compared with RMB360.0 million net loss in the first quarter of 2021. Non-GAAP net loss was RMB65.1 million (US$10.1 million) in the second quarter of 2021, compared with RMB177.0 million net loss in the first quarter of 2021.

•	Basic and diluted net loss per ADS[6] attributable to ordinary shareholders were both RMB0.26 (US$0.04) in the second quarter of 2021. Non-GAAP basic and diluted net loss per ADS attributable to ordinary shareholders3 were both RMB0.07 (US$0.01) in the second quarter of 2021.

Cash Position, Operating Cash Flow and Free Cash Flow

•	Balance of cash and cash equivalents, restricted cash, time deposits and short-term investments was RMB36.53 billion (US$5.66 billion) as of June 30, 2021.

•	Operating cash flow was RMB1,407.6 million (US$218.0 million) in the second quarter of 2021, representing an increase of 52.0% from RMB926.3 million in the first quarter of 2021.

•	Free cash flow was RMB982.1 million (US$152.1 million) in the second quarter of 2021, representing an increase of 72.2% from RMB570.2 million in the first quarter of 2021.

6 Each ADS represents two Class A ordinary shares.

Business Outlook

For the third quarter of 2021, the Company expects:

•	Deliveries of vehicles to be between 25,000 and 26,000 vehicles, representing an increase of 188.7% to 200.2% from the third quarter of 2020.

•	Total revenues to be between RMB6.98 billion (US$1.08 billion) and RMB7.25 billion (US$1.12 billion), representing an increase of 177.8% to 188.9% from the third quarter of 2020.

This business outlook reflects the Company’s current and preliminary view on the business situation and market condition, in particular, the ongoing industry-wide semiconductor shortage due to the global COVID-19 pandemic, which are all subject to change.

Conference Call

Management will hold a conference call at 8:00 a.m. U.S. Eastern Time on Monday, August 30, 2021 (8:00 p.m. Beijing Time on August 30, 2021) to discuss financial results and answer questions from investors and analysts.

For participants who wish to join the call, please complete online registration using the link provided below at least 20 minutes prior to the scheduled call start time. Upon registration, participants will receive the conference call access information, including dial-in numbers, Direct Event passcode, a unique registrant ID and an e-mail with detailed instructions to join the conference call.

Participant Online Registration: http://apac.directeventreg.com/registration/event/7679774

A replay of the conference call will be accessible through September 7, 2021, by dialing the following numbers:

United States:	+1-855-452-5696
Mainland China:	+86-400-602-2065
Hong Kong, China:	+852-3051-2780
International:	+61-2-8199-0299
Conference ID:	7679774

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.lixiang.com.

Non-GAAP Financial Measure

The Company uses Non-GAAP measures, such as Non-GAAP research and development expenses, Non-GAAP selling, general and administrative expenses, Non-GAAP loss from operations, Non-GAAP net loss, Non-GAAP basic and diluted net loss per ADS attributable to ordinary shareholders and free cash flow, in evaluating its operating results and for financial and operational decision-making purposes. By excluding the impact of share-based compensation expenses, changes in fair value of warrants and derivative liabilities, accretion on convertible redeemable preferred shares to redemption value, net and the effect of exchange rate changes on convertible redeemable preferred shares, the Company believes that the Non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that the Non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The Non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from Non-GAAP methods of accounting and reporting used by other companies. The Non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net loss or other consolidated statements of comprehensive loss data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

The Company mitigates these limitations by reconciling the Non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the Non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

About Li Auto Inc.

Li Auto Inc. is an innovator in China’s new energy vehicle market. The Company designs, develops, manufactures, and sells premium smart electric vehicles. Through innovations in product, technology, and business model, the Company provides families with safe, convenient, and refined products and services. Li Auto is a pioneer to successfully commercialize extended-range electric vehicles in China. Its first model, Li ONE, is a six-seat, large premium electric SUV equipped with a range extension system and advanced smart vehicle solutions. The Company started volume production of Li ONE in November 2019 and released the 2021 Li ONE in May 2021. The Company leverages technology to create value for its users. It concentrates its in-house development efforts on its proprietary range extension system, next-generation electric vehicle technology, and smart vehicle solutions. Beyond Li ONE, the Company will expand its product line by developing new vehicles, including BEVs and EREVs, to target a broader consumer base.

For more information, please visit: http://ir.lixiang.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Li Auto may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Li Auto’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Li Auto’s strategies, future business development, and financial condition and results of operations; Li Auto’s limited operating history; risks associated with extended-range electric vehicles, Li Auto’s ability to develop, manufacture, and deliver vehicles of high quality and appeal to customers; Li Auto’s ability to generate positive cash flow and profits; product defects or any other failure of vehicles to perform as expected; Li Auto’s ability to compete successfully; Li Auto’s ability to build its brand and withstand negative publicity; cancellation of orders for Li Auto’s vehicles; Li Auto’s ability to develop new vehicles; and changes in consumer demand and government incentives, subsidies, or other favorable government policies. Further information regarding these and other risks is included in Li Auto’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Li Auto does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Li Auto Inc.

Investor Relations

Email: ir@lixiang.com

The Piacente Group, Inc.

Yang Song

Tel: +86-10-6508-0677

Email: Li@tpg-ir.com

Brandi Piacente

Tel: +1-212-481-2050

Email: Li@tpg-ir.com

Li Auto Inc.

Unaudited Condensed Consolidated Statements of Loss

(All amounts in thousands, except for ADS/share and per ADS/share data)

	For the Three Months Ended
	June 30, 2020	March 31, 2021	June 30, 2021	June 30, 2021
	RMB	RMB	RMB	US$
Revenues:
Vehicle sales	1,919,184	3,463,673	4,903,295	759,424
Other sales and services	28,054	111,528	135,657	21,011
Total revenues	1,947,238	3,575,201	5,038,952	780,435
Cost of sales:
Vehicle sales	(1,655,443)	(2,878,994)	(3,988,609)	(617,757)
Other sales and services	(32,092)	(79,474)	(97,563)	(15,111)
Total cost of sales	(1,687,535)	(2,958,468)	(4,086,172)	(632,868)
Gross profit	259,703	616,733	952,780	147,567
Operating expenses:
Research and development	(201,440)	(514,500)	(653,438)	(101,205)
Selling, general and administrative	(234,543)	(509,924)	(835,277)	(129,368)
Total operating expenses	(435,983)	(1,024,424)	(1,488,715)	(230,573)
Loss from operations	(176,280)	(407,691)	(535,935)	(83,006)
Other (expense)/income:
Interest expense	(21,296)	(14,582)	(19,741)	(3,057)
Interest income and investment income, net	31,538	178,472	232,522	36,013
Changes in fair value of warrants and derivative liabilities	84,036	—	—	—
Others, net	6,840	(90,211)	120,899	18,725
Loss before income tax expense	(75,162)	(334,012)	(202,255)	(31,325)
Income tax expense	—	(25,955)	(33,234)	(5,147)
Net loss	(75,162)	(359,967)	(235,489)	(36,472)
Accretion on convertible redeemable preferred shares to redemption value	(264,208)	—	—	—
Effect of exchange rate changes on convertible redeemable preferred shares	(5,780)	—	—	—
Net loss attributable to ordinary shareholders	(345,150)	(359,967)	(235,489)	(36,472)
Weighted average number of ADSs
Basic	127,500,000	904,696,628	904,997,063	904,997,063
Diluted	127,500,000	904,696,628	904,997,063	904,997,063
Net loss per ADS attributable to ordinary shareholders
Basic	(2.71)	(0.40)	(0.26)	(0.04)
Diluted	(2.71)	(0.40)	(0.26)	(0.04)
Weighted average number of shares
Basic	255,000,000	1,809,393,256	1,809,994,125	1,809,994,125
Diluted	255,000,000	1,809,393,256	1,809,994,125	1,809,994,125
Net loss per share attributable to ordinary shareholders
Basic	(1.35)	(0.20)	(0.13)	(0.02)
Diluted	(1.35)	(0.20)	(0.13)	(0.02)

Li Auto Inc.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands)

	As of
	December 31, 2020	June 30, 2021	June 30, 2021
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	8,938,341	12,095,920	1,873,419
Restricted cash	1,234,178	1,731,138	268,119
Time deposits and short-term investments	19,701,382	22,700,436	3,515,850
Trade receivable	115,549	119,477	18,505
Inventories	1,048,004	1,136,785	176,066
Prepayments and other current assets	353,655	601,029	93,088
Total current assets	31,391,109	38,384,785	5,945,047
Non-current assets:
Long-term investments	162,853	148,620	23,018
Property, plant and equipment, net	2,478,687	2,735,392	423,658
Operating lease right-of-use assets, net	1,277,006	1,559,612	241,553
Intangible assets, net	683,281	693,631	107,430
Deferred tax assets	59,156	59,156	9,162
Other non-current assets	321,184	1,082,891	167,719
Total non-current assets	4,982,167	6,279,302	972,540
Total assets	36,373,276	44,664,087	6,917,587
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	—	425,119	65,843
Trade and notes payable	3,160,515	5,153,624	798,195
Amounts due to related parties	19,206	5,568	862
Deferred revenue, current	271,510	283,156	43,855
Operating lease liabilities, current	210,531	317,097	49,112
Accruals and other current liabilities	647,459	1,233,555	191,053
Total current liabilities	4,309,221	7,418,119	1,148,920
Non-current liabilities:
Long-term borrowings	511,638	5,562,062	861,454
Deferred revenue, non-current	135,658	271,718	42,084
Operating and finance lease liabilities, non-current	1,392,136	1,600,532	247,891
Deferred tax liabilities	36,309	95,498	14,791
Other non-current liabilities	184,717	354,490	54,903
Total non-current liabilities	2,260,458	7,884,300	1,221,123
Total liabilities	6,569,679	15,302,419	2,370,043
Total shareholders’ equity	29,803,597	29,361,668	4,547,544
Total liabilities and shareholders’ equity	36,373,276	44,664,087	6,917,587

Li Auto Inc.

Unaudited Condensed Consolidated Statements of Cash Flows

(All amounts in thousands)

	For the Three Months Ended
	June 30, 2020	March 31, 2021	June 30, 2021	June 30, 2021
	RMB	RMB	RMB	US$
Net cash provided by operating activities	451,711	926,343	1,407,627	218,014
Net cash used in investing activities	(372,106)	(2,892,396)	(1,217,758)	(188,607)
Net cash (used in)/ provided by financing activities	(30,000)	—	5,533,762	857,070
Effect of exchange rate changes	1,849	(24,104)	(78,935)	(12,225)
Net change in cash, cash equivalents and restricted cash	51,454	(1,990,157)	5,644,696	874,252
Cash, cash equivalents and restricted cash at beginning of period	1,060,648	10,172,519	8,182,362	1,267,286
Cash, cash equivalents and restricted cash at end of period	1,112,102	8,182,362	13,827,058	2,141,538

Net cash provided by operating activities	451,711	926,343	1,407,627	218,014
Capital expenditures	(150,933)	(356,131)	(425,488)	(65,900)
Free cash flow	300,778	570,212	982,139	152,114

Li Auto Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(All amounts in thousands, except for ADS/share and per ADS/share data)

	For the Three Months Ended
	June 30, 2020	March 31, 2021	June 30, 2021	June 30, 2021
	RMB	RMB	RMB	US$
Cost of sales	(1,687,535)	(2,958,468)	(4,086,172)	(632,868)
Shared-based compensation expenses	—	6,209	6,204	961
Non-GAAP cost of sales	(1,687,535)	(2,952,259)	(4,079,968)	(631,907)

Research and development expenses	(201,440)	(514,500)	(653,438)	(101,205)
Shared-based compensation expenses	—	116,609	109,771	17,001
Non-GAAP research and development expenses	(201,440)	(397,891)	(543,667)	(84,204)

Selling, general and administrative expenses	(234,543)	(509,924)	(835,277)	(129,368)
Shared-based compensation expenses	—	60,110	54,416	8,428
Non-GAAP selling, general and administrative expenses	(234,543)	(449,814)	(780,861)	(120,940)

Loss from operations	(176,280)	(407,691)	(535,935)	(83,006)
Shared-based compensation expenses	—	182,928	170,391	26,390
Non-GAAP loss from operations	(176,280)	(224,763)	(365,544)	(56,616)

Net loss	(75,162)	(359,967)	(235,489)	(36,472)
Shared-based compensation expenses	—	182,928	170,391	26,390
Changes in fair value of warrants and derivative liabilities	(84,036)	—	—	—
Non-GAAP net loss	(159,198)	(177,039)	(65,098)	(10,082)

Net loss attributable to ordinary shareholders	(345,150)	(359,967)	(235,489)	(36,472)
Shared-based compensation expenses	—	182,928	170,391	26,390
Changes in fair value of warrants and derivative liabilities	(84,036)	—	—	—
Accretion on convertible redeemable preferred shares to redemption value	264,208	—	—	—
Effect of exchange rate changes on convertible redeemable preferred shares	5,780	—	—	—
Non-GAAP net loss attributable to ordinary shareholders	(159,198)	(177,039)	(65,098)	(10,082)

Weighted average number of ADSs (Non-GAAP)
Basic	127,500,000	904,696,628	904,997,063	904,997,063
Diluted	127,500,000	904,696,628	904,997,063	904,997,063
Non-GAAP net loss per ADS attributable to ordinary shareholders[7]
Basic	(1.25)	(0.20)	(0.07)	(0.01)
Diluted	(1.25)	(0.20)	(0.07)	(0.01)

Weighted average number of shares (Non-GAAP)
Basic	255,000,000	1,809,393,256	1,809,994,125	1,809,994,125
Diluted	255,000,000	1,809,393,256	1,809,994,125	1,809,994,125
Non-GAAP net loss per share attributable to ordinary shareholders[7]
Basic	(0.62)	(0.10)	(0.04)	(0.01)
Diluted	(0.62)	(0.10)	(0.04)	(0.01)

7 Non-GAAP basic net loss/income per ADS attributable to ordinary shareholders is calculated by dividing Non-GAAP net loss attributable to ordinary shareholders by the weighted average number of shares outstanding during the periods. Non-GAAP diluted net loss per ADS attributable to ordinary shareholders is calculated by dividing Non-GAAP net loss attributable to ordinary shareholders by the weighted average number of shares and dilutive potential shares outstanding during the periods, including the dilutive effect of convertible redeemable preferred shares as determined under the if-converted method and share-based awards as determined under the treasury stock method.